05012294

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 772-9207
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	11/03/05
Re:	Exemption No: 82-5037	Pages:	3

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SUPPL

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

RECEIVED
2005 NOV -3 P 3:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dw 11/3

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

November 3, 2005

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated November 3, 2005, regarding the Western Farm Leadership Co-operative. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

POOL
Saskatchewan Wheat Pool Inc.

For Immediate Release
November 3, 2005
Regina, Saskatchewan
Listed: TSX
Symbol: SWP

POOL ANNOUNCES THE INCORPORATION OF THE WESTERN FARM LEADERSHIP CO-OPERATIVE

Today, Saskatchewan Wheat Pool Inc. announced the incorporation of the Western Farm Leadership Co-operative (FLC). The FLC, a producer-led organization funded by the Pool, will provide educational and training opportunities to help producers maximize the value of their operations. It will support producer innovation and leadership in prairie communities through professional development initiatives.

The FLC will offer valuable input at the local level as the Pool develops commercial programs and services that meet the increasing requirements of today's farm customer. FLC delegates will also nominate a minimum of four candidates and two alternates to be included on the Pool's Board of Directors slate approved by shareholders annually.

"The Pool was founded by prairie farmers who had a set of common beliefs and values that became the foundation of prairie life. Enhancing this vital link will serve the Pool, farmers and their communities across Western Canada as we seek common solutions to create value within the agricultural industry," said Terry Baker, Chairman of the Pool's Board of Directors and an FLC member.

With respect to day-to-day operations, the FLC is pleased to announce the appointment of Ms. Linda Pipke as its Executive Director. Working with the FLC Board of Directors, Ms. Pipke will be responsible for advancing the co-operative's objectives in areas such as relationship management, program implementation and policy development. Ms. Pipke joins the FLC from the Saskatchewan Council for Community Development (SCCD) where she served as Executive Director for ten years, specializing in developing successful partnerships with business and community stakeholders to achieve common goals.

"Leading this new and vibrant organization is an exciting opportunity. Our mission is to improve the business of farming and we hope to do that by creating a forum for producers to grow professionally and to interact with the Pool at the corporate and local levels on issues between them," said Ms. Pipke.

The core of FLC's democratic structure will consist of 80 delegates elected from 16 membership districts across Saskatchewan, Alberta and Manitoba. Once the delegate body is established, an election will be held to determine who will sit on FLC's Board. The Board will be comprised of 16 Directors. Both delegate and director terms will last two years.

Following is a timeline for the electoral process:

Nomination period for delegates:	October 24 to November 4
Elections (if required):	November 14 to November 25

The founding meeting of all delegates will held in Regina on December 14.

For more information contact:

Media Inquiries
Peter Flengeris
Investor Relations & Communications
(306) 569-4525

James M. Bartos
Shearman & Sterling
Broadgate West, 9 Appold Street
London EC2A 2Ap
United Kingdom

Re: Cookson Group plc
Schedule 13E-3 filed October 18, 2005
SEC File No. 5-81071

Dear Mr. Bartos:

We have reviewed the filing listed above for compliance with the disclosure requirements of Rule 13e-3 and Schedule 13E-3. Our comments follow. All defined terms have the same meaning as in your disclosure document, unless otherwise indicated.

As we discussed, accounting comments remain outstanding from a comment letter issued on July 14, 2005 by Gary Todd of the staff of the Division of Corporation Finance. Please coordinate compliance with those comments with Mr. Todd or staff accountant Kristin Lochhead, with whom I understand you have already been in contact.

In addition, as we previously informed you, the staff is continuing to consider certain issues related to your option plans, and may have further comment on those matters as they relate to Rule 13e-3.

Schedule 13E-3

1. Please include the form of "proxy" that shareholders will use to vote on the proposed changes to the company's governing instruments with your next amendment.

Exhibit 1. Transaction Statement

2. Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(1)(E) of the Securities Exchange Act of 1934.